Exhibit 4.47

THE AMENDED AND RESTATED LOAN AGREEMENT

This Amended and Restated Loan Agreement (“this Agreement”) is entered into by and among the following parties on May 18, 2021:

(1)

Hangzhou NetEase Cloud Music Technology Co., Ltd. (“Lender”), a wholly foreign owned enterprise registered in Hangzhou, People’s Republic of China (“PRC”) with its address at Room 1201, Block A, Hangzhou International Expo Center, No. 353 Benjing Avenue, Qianjiang Century City, Xiaoshan District, Hangzhou, Zhejiang; and

(2)	William Lei Ding, a PRC citizen.

Lender and Borrower are hereinafter jointly referred to as the “Parties” and individually, as a “Party”.

Whereas:

A.	The Parties entered into a Loan Agreement on October 1, 2016 (the “Original Agreement”).
B.

The Borrower has made an investment of RMB9,900,000 (the “Capital Contribution Amount”) in the registered capital of Hangzhou Yuedu Technology Co., Ltd., a limited liability company registered in Hangzhou, PRC with its address at Room 1202, Block A, Hangzhou International Expo Center, No. 353 Benjing Avenue, Qianjiang Century City, Ningwei Street, Xiaoshan District, Hangzhou, Zhejiang (the “Domestic Company”), in return for which the Borrower has acquired 99% (the “Target Equity”) of the equity interest in the Domestic Company.

C.

The Lender provided to the Borrower a loan in an amount equal to the Capital Contribution Amount in accordance with the Original Agreement, in order for Borrower to have sufficient funds to make such capital contribution in return for the Target Equity. Lender may in its absolute discretion provide to Borrower additional loans from time to time in accordance with this Agreement, in amounts as agreed to by Lender and Borrower.

D.	The Parties hereto desire to enter into this Agreement to terminate, supersede and replace the Original Agreement in its entirety.

Therefore, the Parties enter into this Agreement as follows upon friendly negotiation:

1.	Loan
1.1.

On and subject to the terms and conditions hereof, Lender provides Borrower with a loan in an aggregate amount of RMB9,900,000 Yuan on the date hereof (the “Loan”, which term shall be deemed to include Additional Loans (as defined in the following sentence), if any). Lender and Borrower further agree that Lender may in its absolute discretion provide to Borrower one or more additional loans (“Additional Loan”) from time to time in such amounts as agreed to by Lender and Borrower, provided that, for each such Additional Loan, Lender and Borrower shall execute a Supplemental Agreement to this Agreement substantially in the form attached hereto as Exhibit A. Both Parties agree and confirm that the Loan shall be interest-free, except as provided in Article 1.5 below. The Borrower agrees to use the Loan to pay for the Capital Contribution Amount to acquire the Target Equity and, unless with the prior written consent of the Lender, will not use the Loan for any other purpose.

1.2.

The term of this Agreement (“Term”) shall be ten (10) years from the date of this Agreement. Unless otherwise indicated by the Lender at any time prior to its expiration, the Term will be automatically extended for another ten (10) years, and so forth thereafter. Subject to Article 1.3, Borrower shall repay all amounts outstanding in respect of the Loan (including any penalty or interest thereon) according to Article 1.4 at the expiry or termination of the Term.

1.3.

Borrower shall not, without Lender’s prior written consent, which may be granted at Lender’s sole and absolute discretion on a case by case basis, make any prepayment of the Loan prior to the expiration of the Term, except that in the event that any one or more of the following circumstances occur, the entire amount of the Loan shall become immediately due and payable at the Lender’s option, without requiring any notice period on the part of the Lender, in accordance with Article 1.4:

(a)	Borrower becomes deceased, bankrupt, mentally incapacitated or is otherwise lacking in or has limitations in civil capacity;
(b)

Borrower, for any reason, ceases to be the holder of equity interests in the Domestic Company or reduces his proportion of equity interests in the Domestic Company except for transfers of equity interests in the Domestic Company to which Lender has consented;

(c)

Borrower (i) ceases to be employed by or to provide service to Lender or any affiliate of Lender for any reason, (ii) breaches his obligations set forth in the Equity Pledge Agreement, the Shareholder Voting Right Trust Agreement, the Exclusive Purchase Option Agreement or the Operating Agreement (collectively, the “Transaction Documents”) or breaches his obligations set forth in this Agreement, or (iii) engages in any criminal act or is involved in any criminal activities; provided, that upon the occurrence of any of (i), (ii) or (iii) above, Borrower shall transfer his rights and obligation under this Agreement, together with his rights and obligations under the Transaction Documents, to a person designated by Lender and shall complete such transfer within 10 days after the occurrence of circumstance under this Article 1.3(c);

(d)	Lender is permitted to acquire a direct equity interest in Domestic Company due to a change in PRC laws or regulations or the application or interpretation thereof; or

(e)	A court or other government authority deems this Agreement or any of the Transaction Documents or a substantial portion thereof to be invalid, illegal or unenforceable.

Notwithstanding the foregoing, Lender may at any time, in its sole and absolute discretion, issue a written repayment notice to Borrower requiring the repayment of the Loan, upon the occurrence of which the entire amount of the Loan shall become due and payable upon the expiry of thirty (30) days from the date of Lender’s written notice to Borrower.

1.4.

Both Parties hereby agree and confirm that Borrower may repay the Loan only in one of the following repayment methods as determined by Lender in its sole discretion, and Borrower agrees to take all actions (including executing and delivering documents or calling shareholders' meetings) necessary or advisable to implement either of these methods:

(a)	Equity Option. If selected by Lender, Borrower shall repay the Loan by transferring his equity interests in the Domestic Company (“Borrower’s Equity”) to Lender or Lender’s designated persons; or
(b)

Alternative Repayment. As an alternative to the repayment method specified in Article 1.4(a) above, Lender may in its sole discretion determine that the Loan shall be repaid by another method upon delivering a written notice of such decision to Borrower. In such case, Borrower shall pay to Lender the outstanding amount of the Loan (including any interest) in cash or other property, as determined by Lender, following any conditions or procedures specified by Lender.

1.5.

If the transfer price for Borrower’s Equity pursuant to Article 1.4(a) or the other consideration provided by Borrower pursuant to Article 1.4(b) exceeds the outstanding principal of the Loan hereunder, then such excess shall be deemed the aggregate interest upon the loan (calculated by the highest permitted by the PRC laws) and financing cost. Borrower shall repay all interest on the Loan, together with principal and financing cost, at the expiry or termination of the Term or when otherwise required hereunder.

1.6.

Provided Borrower repays the Loan by transferring all of Borrower’s Equity to Lender or Lender’s designated persons pursuant to Article 1.4(a) or provides the other required consideration pursuant to Article 1.4(b), and subject to Borrower’s indemnification obligations set forth in Article 4.2 herein, Borrower shall have no further obligation to Lender for any principal, interest or penalty (if any) under the Loan.

1.7.	Any part or whole of the Loan repaid by Borrower may not be re-borrowed under this Agreement without Lender’s consent.

2.	Representations and Warranties
2.1.	As of the date of this Agreement and during the Term through the date of termination or expiration of this Agreement, Lender represents and warrants to Borrower as follows:
(a)	Lender is a wholly foreign owned enterprise duly registered and existing under PRC law.
(b)

Lender has the power to execute and perform its obligations under this Agreement. The execution and performance of this Agreement by Lender are in compliance with the articles of association or other organizational documents of Lender, and Lender has obtained all necessary and appropriate approvals and authorizations for the execution and performance of this Agreement.

(c)

The execution and performance of this Agreement by Lender do not violate any laws and regulations or government approvals, authorizations, notices or other governmental documents having binding effect on or affecting Lender, nor do they violate any agreements between Lender and any third party or any covenants made to any third party.

(d)	This Agreement shall constitute lawful, valid and enforceable obligations of Lender upon execution.
2.2.	As of the date of this Agreement and during the Term through the date of termination or expiration of this Agreement, Borrower represents and warrants to Lender as follows:
(a)	The Domestic Company is a limited liability company duly registered and existing under PRC law and Borrower is or will be the lawful holder of Borrower’s Equity.
(b)	Borrower has the power and capacity to execute and perform his obligations under this Agreement.
(c)

The execution and performance of this Agreement by Borrower do not violate any laws and regulations or government approvals, authorizations, notices or other governmental documents having binding effect on or affecting Borrower, nor do they violate any agreements between Borrower and any third party or any covenants made to any third party.

(d)	This Agreement shall constitute lawful, valid and enforceable obligations on Borrower upon execution.
(e)

Except in accordance with the provisions of the Equity Pledge Agreement or otherwise agreed by relevant parties, Borrower has not (i) created any mortgage, pledge or other security interests on any whole or part of Borrower’s Equity, (ii) made any offer to any third party or accepted any offer made by any third party for the transfer of any whole or part of Borrower’s Equity, or (iii) entered into any agreement with any third party for the transfer of any whole or part of Borrower’s Equity unless consented by Lender. To the extent applicable, the spouse of Borrower shall not have any right to or interest in Borrower’s Equity, and Borrower’s Equity is Borrower’s individual property instead of marital property.

(f)

There are no pending disputes, litigations, arbitrations, administrative proceedings or any other legal proceedings relating to or involving Borrower and/or any of Borrower’s Equity, nor are there any potential disputes, litigations, arbitrations, administrative proceedings or any other legal proceedings relating to or involving Borrower and/or any of Borrower’s Equity.

3.	Borrower’s Undertakings
3.1.

Borrower undertakes in his capacity as a shareholder of the Domestic Company that Borrower will, and together with the other shareholder(s) of the Domestic Company will cause the Domestic Company to (as applicable):

(a)	enter into the Transaction Documents.
(b)

not without the prior written consent of Lender, supplement, amend or modify the business scope or organizational documents (including the articles of association) of the Domestic Company, or increase or reduce or in any form change the structure of the registered capital of the Domestic Company.

(c)

not without the prior written consent of Lender, sell, transfer, mortgage or otherwise dispose of any legal or beneficial rights and interests in the Domestic Company or any of its assets, businesses or revenues, or permit or create any encumbrance or other third party right thereon;

(d)

not without the prior written consent of Lender, incur, succeed to, guarantee or permit the existence of any debts except (i) debts incurred in the ordinary course of business and (ii) debts which have been disclosed to Lender and for which prior written consent has been obtained from Lender;

(e)	not without the prior written consent of Lender, grant any loan or credit to any person;
(f)	upon Lender’s request, provide to Lender all the information with respect to the operations and financial status of the Domestic Company;
(g)	not without the prior written consent of Lender, merge or amalgamate with or form any alliance with any person, or acquire or invest in any person;

(h)	immediately notify Lender of the occurrence or threat of any litigation, arbitration or administrative proceedings in relation to or involving its assets, businesses and revenues;
(i)

to the extent necessary to maintain its ownership of all its assets, execute all necessary or appropriate documents, take all necessary or appropriate actions and file all necessary or appropriate complaints or raise necessary and appropriate defenses against all claims;

(j)

not without the prior written consent of Lender, declare or distribute any profit or dividend to shareholders in any form, but upon request of Lender, to immediately declare and distribute all the distributable profits to its respective shareholders;

(k)	at the request of Lender, appoint the persons designated by Lender as directors and senior officers of the Domestic Company; and
(l)

strictly comply with the provisions under any agreements to which Borrower and Lender are parties and not take any actions or omit to take any actions that may adversely affect the effectiveness and enforceability of such agreements.

3.2.	Borrower undertakes that during the Term, he/she shall:
(a)

except in accordance with the Equity Pledge Agreement, not sell, transfer, mortgage or otherwise dispose of the legal or beneficial rights and interests on Borrower’s Equity or permit or create any other security interest thereon without the prior written consent of Lender;

(b)

cause the shareholders’ meeting of the Domestic Company not to approve the sale, transfer, mortgage or disposal in any other way of the legal or beneficial rights and interests in Borrower’s Equity or permit the creation of any other security interest thereon without the prior written consent of Lender except in favor of Lender or Lender’s designated person;

(c)	cause the shareholders’ meeting of the Domestic Company not to approve the merger or alliance with any person or acquisition or investment in any person without the prior written consent of Lender;
(d)	immediately notify Lender of the occurrence or threat of any litigation, arbitration or administrative proceedings in relation to or involving Borrower’s Equity;
(e)

to the extent necessary to maintain his ownership of Borrower’s Equity, execute all necessary or appropriate documents, take all necessary or appropriate actions and file all necessary or appropriate complaints or raise all necessary and appropriate defenses against all claims;

(f)	refrain from taking any action that may have a material adverse impact on the assets, business and liabilities of the Domestic Company;
(g)	at the request of Lender, appoint the persons designated by Lender as directors of the Domestic Company (unless otherwise agreed by the Parties);
(h)

to the extent permitted by PRC laws, at the request of Lender at any time, promptly and unconditionally transfer all or part of Borrower’s Equity to Lender or Lender’s designated person(s) at any time;

(i)

strictly abide by the provisions of this Agreement, the Transaction Documents and any other agreement to which Borrower and Lender are parties, perform his obligations under this Agreement, the Transaction Documents and any such other agreement, and refrain from taking any action or omit to take any action that may affect the effectiveness and enforceability of this Agreement, the Transaction Documents and any such other agreement; and

(j)	deliver to Lender the Spousal Consent Letter executed by Borrower’s spouse, substantially in the form attached hereto as Exhibit B.
4.	Liability for Default
4.1.

In the event that Borrower fails to repay the outstanding amount of the Loan when due and payable, Borrower shall be liable to pay default interest of 0.01% per day on the outstanding payment, until the date on which Borrower repays the outstanding amount of the Loan in full, together with interest thereon and any other amounts due and payable.

4.2.

Borrower hereby covenants that he will indemnify and hold harmless Lender against any action, charge, claim, cost, harm, demand, fee, liability, loss and procedure incurred by Lender arising out of Borrower’s breach of any of his obligations hereunder.

5.	Notices

All notices, claims, certificates, requests, demands and other communications under this Agreement shall be made in writing and shall be delivered to either Party hereto by hand, by postage prepaid, or by reputable overnight courier services at the following addresses (or at such other address for such Party as shall be specified by like notice), and shall be deemed given when so delivered by hand, or if sent by postage prepaid or overnight courier, five (5) days after delivery to or pickup by postage prepaid or by the overnight courier service:

If to Lender:

Hangzhou NetEase Cloud Music Technology Co., Ltd.

Address:	Floor 7, Building 4, No. 599 Wangshang Road, Changhe Street, Binjiang District, Hangzhou

If to Borrower:

William Lei Ding

Address:	No. 599 Wangshang Road, Changhe Street, Binjiang District, Hangzhou

6.	Confidentiality

The Parties acknowledge and confirm that any oral or written information exchanged among them with respect to this Agreement constitutes confidential information. The Parties shall maintain the confidentiality of all such information. Without the prior written consent of the Party who had provided such information, none of the Parties shall disclose any confidential information to any third party, except in the following circumstances: (a) such information is or comes into the public domain (through no fault or disclosure by the receiving party); (b) information disclosed as required by applicable laws or rules or regulations of any stock exchange; or (c) information required to be disclosed by any Party to its legal or financial advisors regarding the transactions contemplated hereunder, and such legal or financial advisors are also bound by duties of confidentiality similar to the duties set forth in this Article. Disclosure of any confidential information by the staff or employee of any Party shall be deemed as disclosure of such confidential information by such Party, for which the Party shall be held liable for breach of this Agreement. This Article shall survive the termination of this Agreement for any reason.

7.	Applicable Law and Dispute Resolution
7.1.	The formation, effect, interpretation, performance, amendment, termination and dispute resolution of this Agreement shall be governed by PRC law.
7.2.

Any dispute arising under or in connection with this Agreement shall be settled by the parties through negotiation. If the parties fail to reach an agreement within 30 days after the dispute arises, the dispute shall be submitted to China International Economic and Trade Arbitration Commission for arbitration in Beijing by three arbitrators in accordance with its arbitration rules in force at that time. The party initiating the arbitration and the respondent shall each appoint one arbitrator, and the third arbitrator shall be appointed by China International Economic and Trade Arbitration Commission. If there are more than two persons (natural person or legal person) of the party initiating arbitration or the respondent, one arbitrator shall be appointed by the two persons through written consensus. The arbitration award is final and binding on all parties to the dispute. During the dispute settlement period, except for the matters in dispute, the Parties to this Agreement shall continue to exercise their respective rights and perform their respective obligations under this Agreement.

7.3.

The Parties hereby specifically acknowledge and undertake that, subject to the provisions of the PRC law, the arbitrators have the right to make appropriate awards according to the actual situation, so as to give Lender appropriate legal remedies, including but not limited to restricting the Domestic Company's business operation, restricting and / or disposing Domestic Company 's equities or assets (including land assets) (including but not limited to taking them as compensation), or forbidding transfer or dispose, or taking other relevant remedies, or ordering the winding up of the Domestic Company. The Parties shall perform such awards.

7.4.

Subject to the provisions of the PRC law, as property preservation or enforcement measures, at the request of one party to the dispute, the court with jurisdiction has the right to make an award or judgment before the formation of the arbitration tribunal or under other appropriate circumstances permitted by law, and to grant interim remedies to the party to the dispute, such as an award or judgment on detaining or freezing the properties or equities of the defaulting party. Such rights of one party to the dispute and the award or judgment made by the court in this regard shall not affect the validity of the above arbitration clause agreed by all parties.

7.5.	After the arbitration award comes into effect, either Party has the right to apply to the court with jurisdiction for enforcement of the arbitration award.
7.6.

The Parties agree that: the courts in (i) the Hong Kong Special Administrative Region; (ii) the registered place of Cloud Village Inc.; (iii) the registered place of the Domestic Company; and (iv) the place where main assets of Cloud Village Inc. or the Domestic Company are located shall be deemed to have jurisdiction for the purpose of this article.

8.	Miscellaneous
8.1.

This Agreement shall become effective on the date hereof, and shall expire upon the date of full performance by the Parties of their respective obligations under this Agreement. Upon execution by both Parties, this Agreement shall supersede the Original Agreement and the Original Agreement shall become void.

8.2.	This Agreement may not be amended or modified in any manner except by an instrument in writing signed by the Parties hereto.
8.3.

No waiver of any provision of this Agreement shall be effective unless made in writing and signed by the Parties. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any preceding or succeeding breach and no failure by either Party to exercise any right or privilege hereunder shall be deemed a waiver of such Party’s rights or privileges hereunder or shall be deemed a waiver of such Party’s rights to exercise the same at any subsequent time or times hereunder.

8.4.

If any provision of this Agreement is deemed or becomes invalid, illegal or unenforceable, such provision shall be construed or deemed amended to conform to applicable laws so as to be valid and enforceable; or, if it cannot be so construed or deemed amended without materially altering the intention of the Parties, it shall be stricken and the remainder of this Agreement shall remain in full force and effect.

8.5.

If required under any applicable law, regulations or listing rules or required or deemed desirable by any stock exchange, government or other regulatory authority having competent jurisdiction over the Parties and their affiliates (the “Applicable Requirements”), Borrower agrees and undertakes to (a) take all such actions (including the amendment of this Agreement and its appendices, any authorizations, documents and notices entered into or delivered in connection with this Agreement and the execution of additional documents) to comply with or, as applicable, meet the Applicable Requirements and (b) take all actions referred to in paragraph (a) above within 3 Business Days from demand by Lender.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed by the Parties as of the date first above written.

Lender:	Hangzhou NetEase Cloud Music Technology Co., Ltd.

(Seal)

Borrower:	William Lei Ding

	Signature:	/s/ William Lei Ding

Exhibit A

SUPPLEMENTAL AGREEMENT TO LOAN AGREEMENT

This SUPPLEMENTAL AGREEMENT (this “Supplemental Agreement”) to that certain Loan Agreement dated ___________________ (as the same may be amended and supplemented from time to time, the “Agreement”) is entered into as of ___________________ by and between Hangzhou NetEase Cloud Music Technology Co., Ltd. (“Lender”), a wholly foreign-owned enterprise incorporated in the People’s Republic of China (the “PRC”), and William Lei Ding (“Borrower”), a citizen of the PRC and owner of 99% of the equity interests of Hangzhou Yuedu Technology Co., Ltd. (the “Domestic Company”). Lender and Borrower are hereinafter collectively referred to as the “Parties” and each individually as a “Party.” Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in the Agreement.

WHEREAS, the Parties desire to supplement the Agreement in connection with the extension of a new loan from Lender to Borrower in connection with [an increase in the Company’s registered capital], as herein provided.

NOW THEREFORE, in consideration of the mutual agreements contained herein and subject to the terms and conditions herein set forth, the Parties agree that the Agreement is hereby amended and supplemented as follows:

1.	Lender agrees to provide an additional loan to Borrower with an aggregate principal amount of RMB ___________________ (the “Additional Loan”).

2.	Borrower confirms that he has received the total amount of the Additional Loan and [has invested it into the Domestic Company as an additional capital contribution].

3.

The definition of, and any reference to, “Loan” in the Agreement shall be deemed to include the Additional Loan, and the Additional Loan shall be subject to the same terms and conditions of the Loan as provided in the Agreement. For the avoidance of doubt, the term of the Additional Loan shall be the same as the term of the Loan as specified in the Agreement.

4.

Each Party hereto represents and warrants to the other Party hereto that this Supplemental Agreement has been duly authorized, executed and delivered by it/he and constitutes a valid and legally binding agreement with respect to the subject matter contained herein.

5.	Articles 6, 7 and 8 of the Agreement are hereby incorporated into this Supplemental Agreement by this reference.

6.

This Supplemental Agreement contains the entire agreement between the Parties with respect to the subject matter of this Supplemental Agreement and supersedes and extinguishes all prior agreement and understandings, oral or written, with respect to such matter.

7.	As amended and supplemented hereby, the terms and conditions and all the provisions of the Agreement are and will remain in full force and effect.

8.

This Supplemental Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument by the Parties executing such counterpart, but all of which shall be considered one and the same instrument.

[Signature page follows]

Exhibit A

IN WITNESS WHEREOF, this Supplemental Agreement has been signed by the Parties hereto as of the date first written above.

Lender:	Hangzhou NetEase Cloud Music Technology Co., Ltd.

Seal:

Borrower:	William Lei Ding

Signature:

Exhibit B	SPOUSAL CONSENT LETTER

I,                (ID Card No.:                 ), am the lawful spouse of William Lei Ding (ID Card No.:                 ).  I hereby unconditionally consent and agree that the disposition of the equity interest in Hangzhou Yuedu Technology Co., Ltd. which is held by and registered under the name of my spouse will be made pursuant to the arrangements under the Loan Agreement dated                , the Equity Pledge Agreement dated                , the Exclusive Purchase Option Agreement dated                , the Shareholder Voting Right Trust Agreement dated               , the Operating Agreement dated                , all of which were executed by my spouse as a party, and any other supplemental or related agreement(s) or amendments thereof that may be entered into by my spouse from time to time.

I further undertake not to take any action with the intent to interfere with the above mentioned arrangements, including making any claim that such equity interest constitutes the property or community property between my spouse and me. I hereby waive unconditionally and irrevocably any and all rights or entitlements whatsoever to such equity interest that may be granted to me according to any applicable laws. I further acknowledge that I have had the opportunity to receive independent legal advice with respect to the matters set forth in this spousal consent letter and the legal consequences thereof and that I am signing this spousal consent letter of my own free will.

I understand and agree that this spousal consent letter shall be governed by, and construed and enforced in accordance with, the laws of the People’s Republic of China. I agree to execute and deliver such other documents as may be necessary to carry out the intent of this spousal consent letter.

(Signature)

Date: